United States securities and exchange commission logo





                               September 29, 2023

       Andrew Page
       Chief Financial Officer
       Amer Sports, Inc.
       Cricket Square, Hutchins Drive
       P.O. Box 2681
       Grand Cayman, KY1-1111
       Cayman Islands

                                                        Re: Amer Sports, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted September
18, 2023
                                                            CIK No. 0001988894

       Dear Andrew Page:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Shareholder Loan Equitization, page 16

   1. Please provide a materially complete description of the mechanics of the "Shareholder
                                                        Loan Equitization" and
explain how the debt will be "effectively forgiven." Provide a clear description of
how funds from the offering will be utilized to implement the plan, identify all of the
parties involved in the transactions, and file the agreements associated with the plan as
exhibits to the registration statement.
 Andrew Page
FirstName LastNameAndrew  Page
Amer Sports, Inc.
Comapany 29,
September NameAmer
              2023 Sports, Inc.
September
Page 2    29, 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparability of Our Results of Operations
Key Financial Metrics, page 84

2. We note your updated disclosure on page 97 in response to prior comment 9. Please also revise your table on page 85 to present the comparable IFRS measure, net loss margin, with equal or greater prominence to your non-IFRS measure Adjusted EBITDA Margin.
         Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

3. We note your response to prior comment 10. Please either segregate the applicable line items within your non-IFRS reconciliations between continuing and discontinued
         operations or include the table provided within your response that specifically identifies the reconciliation amounts related to discontinued operations.
Index to Consolidated Financial Statements, page F-1

4.       Please note the financial statement updating requirements provided in
Item 8.A.5 of Form
         20-F.
       You may contact SiSi Cheng at 202-551-5004 or Andrew Blume at 202-551-3254 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing